May 5, 2005


Mail Stop 4561 via U.S. Mail and Fax (212) 492-8922

Mr. John J. Park
Chief Financial Officer
Corporate Property Associates 12, Inc.
50 Rockefeller Plaza
New York, New York 10020

Re:	Corporate Property Associates 12, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 033-68728

Dear Mr. Park:

      We have reviewed your response letter dated April 20, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

How Management Evaluates Results of Operations, Appendix A Page 4
1.	We have considered your response to our previously issued
comment 1. Since you do not control the unconsolidated properties, we continue to object to a presentation in which you aggregate revenue from consolidated and unconsolidated properties to derive a total amount of lease revenues. We would not object to a presentation of lease revenues for your consolidated properties separately from those of your unconsolidated properties provided the information is made in the context of discussing how you derive income from your unconsolidated properties. Please revise your presentation in future filings as appropriate.


      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.



Sincerely,



Cicely D. Luckey
Accounting Branch Chief


Corporate Property Associates 12
May 5, 2005
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